______________________________________________________________


                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                            _______________

                               FORM 11-K

                             ANNUAL REPORT


                   Pursuant to Section 15(d) of the
                   Securities Exchange Act of 1934


(Mark One)

{X}  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 (FEE REQUIRED) for the fiscal year ended December 31, 1996


                                 OR

{ } TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from _________ to 5313 __________.

Commission file number 1-2578

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
        OHIO EDISON SYSTEM SAVINGS PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       OHIO EDISON COMPANY
                       76 SOUTH MAIN STREET
                       AKRON, OH  44308















                     Required Information

     1. Financial statements with respect to the Ohio Edison System Savings Plan as of December 31, 1996 and 1995, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, together with the report and consent of independent accountants.





























































                  OHIO EDISON SYSTEM SAVINGS PLAN
                  -------------------------------



              REPORT ON AUDITS OF FINANCIAL STATEMENTS
              ----------------------------------------
                     AND SUPPLEMENTAL SCHEDULES
                     --------------------------


                  AS OF DECEMBER 31, 1996 AND 1995
                  --------------------------------
               AND FOR THE YEAR ENDED DECEMBER 31, 1996
               ----------------------------------------




































                 OHIO EDISON SYSTEM SAVINGS PLAN
                 -------------------------------

     INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
     --------------------------------------------------------

                                                              PAGE
                                                              ----

REPORT OF INDEPENDENT ACCOUNTANTS                               2

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AS OF
    DECEMBER 31, 1996 AND 1995                                 3-6

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN
    BENEFITS FOR THE YEAR ENDED DECEMBER 31, 1996              7-8

NOTES TO FINANCIAL STATEMENTS                                 9-14

SUPPLEMENTAL SCHEDULES:

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT
    PURPOSES AS OF DECEMBER 31, 1996                            15

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS FOR
    THE YEAR ENDED DECEMBER 31, 1996                            16
















ALL OTHER SCHEDULES ARE OMITTED SINCE THEY ARE NOT APPLICABLE OR
ARE NOT REQUIRED BASED ON THE DISCLOSURE REQUIREMENTS OF THE
EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 AND APPLICABLE
REGULATIONS ISSUED BY THE DEPARTMENT OF LABOR.












                 REPORT OF INDEPENDENT ACCOUNTANTS
                 ---------------------------------

To the Savings Plan Committee of the
   Ohio Edison System Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the Ohio Edison System Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Savings Plan Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions, as of and for the year ended December 31, 1996, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
                                           COOPERS & LYBRAND, L.L.P.

Cleveland, Ohio
June 20, 1997
                             - 2 -

                                              OHIO EDISON SYSTEM SAVINGS PLAN
                                              -------------------------------
                                     STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                     ---------------------------------------------------
                                                   As of December 31, 1996
                                 COMPANY        CAPITAL                     ESOP         ESOP
                               COMMON STOCK   PRESERVATION    S&P 500    UNALLOCATED   ALLOCATED    SMALL CAP     BALANCED
                                   FUND          FUND       INDEX FUND      FUND         FUND          FUND         FUND
                               ------------   ------------  -----------   -----------  -----------  -----------  -----------
        ASSETS
------------------------------
CASH/CASH EQUIVALENTS          $   953,160    $         0   $         0   $ 15,277,893  $   702,333  $        0   $        0
COMPANY COMMON STOCK            23,915,654              0             0    192,440,635   42,593,000           0            0
GUARANTEED INSURANCE CONTRACTS           0     60,061,245             0              0            0           0            0
COLLATERALIZED MORTGAGE OBLIG.           0      9,953,100             0              0            0           0            0
DOMESTIC EQUITY STOCKS                   0              0    66,309,427              0            0           0            0
INTERNATIONAL EQUITY STOCKS              0              0             0              0            0           0            0
SMALL-CAP STOCKS                         0              0             0              0            0   3,558,695            0
OTHER EQUITIES                           0              0             0              0            0           0            0
BALANCED FUND SECURITIES                 0              0             0              0            0           0    3,256,716
PARTICIPANT LOANS                        0              0             0              0            0           0            0
INTEREST & DIVIDENDS RECEIVABLE    404,030        366,110             0         54,864        2,901           0            0
EMPLOYER CONTRIBUTIONS
 RECEIVABLE                              0              0             0      3,949,910            0           0            0
                               -----------   ------------   -----------   ------------  -----------  ----------   ----------
   TOTAL ASSETS                 25,272,844     70,380,455    66,309,427    211,723,302   43,298,234   3,558,695    3,256,716

    LIABILITIES
----------------------------
ACCRUED INTRA-FUND TRANSFERS             0              0             0      8,874,426   (8,874,426)          0            0
LOAN PAYABLE                             0              0             0    199,850,000            0           0            0
ACCRUED FEES                        32,313         70,028        14,396              0            0       3,984       (8,359)
ACCRUED INTEREST EXPENSE                 0              0             0     19,985,000            0           0            0
                               -----------   ------------   -----------   ------------   ----------  ----------   ----------
   TOTAL LIABILITIES                32,313         70,028        14,396    228,709,426   (8,874,426)      3,984       (8,359)
                               -----------   ------------   -----------   ------------   ----------  ----------   ----------
NET ASSETS (DEFICIENCY)
  AVAILABLE FOR PLAN BENEFITS  $25,240,531    $70,310,427   $66,295,031   $(16,986,124) $52,172,660  $3,554,711   $3,265,075
                               ===========    ===========   ===========   ============  ===========  ==========   ==========

                     The accompanying notes are an integral part of these financial statements.

                                                  OHIO EDISON SYSTEM SAVINGS PLAN
                                                  -------------------------------
                                        STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                        ---------------------------------------------------
                                                       As of December 31, 1996
                                                              (Continued)
                                                      INTERNATIONAL
                                      SELF MANAGED       INDEX            LOAN         PAYSOP
                                          FUND            FUND            FUND          FUND          TOTAL
                                      ------------    -------------   ------------  -------------  -------------
        ASSETS
------------------------------
CASH/CASH EQUIVALENTS                 $         0      $         0     $         0  $    243,630    $ 17,177,016
COMPANY COMMON STOCK                            0                0               0     3,082,762     262,032,051
GUARANTEED INSURANCE CONTRACTS                  0                0               0             0      60,061,245
COLLATERALIZED MORTGAGE OBLIG.                  0                0               0             0       9,953,100
DOMESTIC EQUITY STOCKS                          0                0               0             0      66,309,427
INTERNATIONAL EQUITY STOCKS                     0        7,256,711               0             0       7,256,711
SMALL-CAP STOCKS                                0                0               0             0       3,558,695
OTHER EQUITIES                          1,944,487                0               0             0       1,944,487
BALANCED FUND SECURITIES                        0                0               0             0       3,256,716
PARTICIPANT LOANS                               0                0       6,371,562             0       6,371,562
INTEREST & DIVIDENDS RECEIVABLE                 0                0               0           857         828,762
EMPLOYER CONTRIBUTIONS RECEIVABLE               0                0               0             0       3,949,910
                                      -----------      -----------     -----------  ------------    ------------
   TOTAL ASSETS                         1,944,487        7,256,711       6,371,562     3,327,249     442,699,682

    LIABILITIES
----------------------------
ACCRUED INTRA-FUND TRANSFERS                    0                0               0             0               0
LOAN PAYABLE                                    0                0               0             0     199,850,000
ACCRUED FEES                                    0           16,425               0             0         128,787
ACCRUED INTEREST EXPENSE                        0                0               0             0      19,985,000
                                      -----------      -----------     -----------  ------------    ------------
   TOTAL LIABILITIES                            0           16,425               0             0     219,963,787
                                      -----------      -----------     -----------  ------------    ------------
NET ASSETS (DEFICIENCY) AVAILABLE
    FOR PLAN BENEFITS                 $ 1,944,487      $ 7,240,286     $ 6,371,562  $  3,327,249    $222,735,895
                                      ===========      ===========     ===========  ============    ============

                         The accompanying notes are an integral part of these financial statements.

                                           OHIO EDISON SYSTEM SAVINGS PLAN
                                           -------------------------------
                                  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                  ---------------------------------------------------
                                               As of December 31, 1995
                                     COMPANY      CAPITAL                        ESOP         ESOP
                                     COMMON     PRESERVATION      S&P 500    UNALLOCATED    ALLOCATED   SMALL CAP   BALANCED
                                   STOCK FUND       FUND        INDEX FUND      FUND          FUND        FUND        FUND
                                   -----------  ------------  -----------  -------------  -----------  ----------  ----------
        ASSETS
------------------------------
CASH/CASH EQUIVALENTS              $ 1,325,836  $ 2,907,505   $         0   $ 12,296,921  $         0  $        0  $        0
COMPANY COMMON STOCK                25,125,100            0             0    209,894,221   36,093,967           0           0
GUARANTEED INSURANCE CONTRACTS               0   59,453,325             0              0            0           0           0
COLLATERALIZED MORTGAGE OBLIG.               0    9,969,586             0              0            0           0           0
DOMESTIC EQUITY STOCKS                       0            0    52,680,727              0            0           0           0
INTERNATIONAL EQUITY STOCKS                  0            0             0              0            0           0           0
SMALL-CAP STOCKS                             0            0             0              0            0   1,185,232           0
OTHER EQUITIES                               0            0             0              0            0           0           0
BALANCED FUND SECURITIES                     0            0             0              0            0           0   1,534,918
PARTICIPANT LOANS                            0            0             0              0            0           0           0
INTEREST & DIVIDENDS RECEIVABLE        410,894      412,735             0      3,383,646      608,200           0           0
EMPLOYER CONTRIBUTIONS RECEIVABLE            0            0             0      3,702,576            0           0           0
                                   -----------  -----------   -----------   ------------  -----------  ----------  ----------
   TOTAL ASSETS                     26,861,830   72,743,151    52,680,727    229,277,364   36,702,167   1,185,232   1,534,918

    LIABILITIES
----------------------------
ACCRUED INTRA-FUND TRANSFERS            (1,479)      16,690        80,629      8,874,425   (8,874,425)          0      (4,500)
LOAN PAYABLE                                 0            0             0    199,850,000            0           0           0
ACCRUED FEES                            34,119       96,495        31,952              0            0      10,603       2,155
ACCRUED INTEREST EXPENSE                     0            0             0     19,985,000            0           0           0
                                   -----------  -----------   -----------   ------------  -----------  ----------  ----------
   TOTAL LIABILITIES                    32,640      113,185       112,581    228,709,425   (8,874,425)     10,603      (2,345)
                                   -----------  -----------   -----------   ------------  -----------  ----------  ----------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS                         $26,829,190  $72,629,966   $52,568,146   $    567,939  $45,576,592  $1,174,629  $1,537,263
                                   ===========  ===========   ===========   ============  ===========  ==========  ==========

              The accompanying notes are an integral part of these financial statements.

                                                  OHIO EDISON SYSTEM SAVINGS PLAN
                                                  -------------------------------
                                        STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                        ---------------------------------------------------
                                                     As of December 31, 1995
                                                            (Continued)
                                                  INTERNATIONAL
                                SELF MANAGED         INDEX              LOAN         PAYSOP
                                   FUND               FUND              FUND           FUND           TOTAL
                                ------------      -------------     -----------   ------------    --------------
        ASSETS
------------------------------
CASH/CASH EQUIVALENTS            $        0        $         0      $         0   $    203,784     $ 16,734,046
COMPANY COMMON STOCK                      0                  0                0      3,548,179      274,661,467
GUARANTEED INSURANCE CONTRACTS            0                  0                0              0       59,453,325
COLLATERALIZED MORTGAGE OBLIG.            0                  0                0              0        9,969,586
DOMESTIC EQUITY STOCKS                    0                  0                0              0       52,680,727
INTERNATIONAL EQUITY STOCKS               0          6,338,381                0              0        6,338,381
SMALL-CAP STOCKS                          0                  0                0              0        1,185,232
OTHER EQUITIES                    1,054,930                  0                0              0        1,054,930
BALANCED FUND SECURITIES                  0                  0                0              0        1,534,918
PARTICIPANT LOANS                         0                  0        6,039,130              0        6,039,130
INTEREST & DIVIDENDS RECEIVABLE           0                  0                0         58,050        4,873,525
EMPLOYER CONTRIBUTIONS RECEIVABLE         0                  0                0              0        3,702,576
                                 ----------        -----------      -----------   ------------     ------------
   TOTAL ASSETS                   1,054,930          6,338,381        6,039,130      3,810,013      438,227,843


    LIABILITIES
----------------------------
ACCRUED INTRA-FUND TRANSFERS        (81,113)           (30,451)          20,224              0                0
LOAN PAYABLE                              0                  0                0              0      199,850,000
ACCRUED FEES                              0             15,735                0              0          191,059
ACCRUED INTEREST EXPENSE                  0                  0                0              0       19,985,000
                                 ----------        -----------      -----------   ------------     ------------
   TOTAL LIABILITIES                (81,113)           (14,716)          20,224              0      220,026,059
                                 ----------        -----------      -----------   ------------     ------------
NET ASSETS AVAILABLE
    FOR PLAN BENEFITS            $1,136,043        $ 6,353,097      $ 6,018,906   $  3,810,013     $218,201,784
                                 ==========        ===========      ===========   ============     ============

               The accompanying notes are an integral part of these financial statements.

                                                              - 6 -

                                                       OHIO EDISON SYSTEM SAVINGS PLAN
                                                       -------------------------------
                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                       --------------------------------------------------------------
                                                     For the Year Ended December 31, 1996
                                      COMPANY     CAPITAL                       ESOP          ESOP
                                      COMMON    PRESERVATION    S&P 500     UNALLOCATED    ALL0CATED    SMALL CAP   BALANCED
                                    STOCK FUND     FUND        INDEX FUND       FUND          FUND         FUND       FUND
                                   -----------  ------------  -----------  -------------  -----------  ----------  ----------
EMPLOYEE CONTRIBUTIONS             $   836,187  $ 5,531,857   $ 5,015,842  $          0   $         0  $  510,904  $  526,865
EMPLOYER CONTRIBUTIONS                       0            0             0     3,949,910             0           0           0
INTEREST INCOME & DIVIDENDS          1,661,446    4,624,956             0    13,145,510     2,886,067           0           0
INTEREST EXPENSE                             0            0             0   (19,985,000)            0           0           0
FEES & ADJUSTMENTS                     (49,907)    (158,916)      (66,846)            0          (379)     (4,827)     (5,147)
EXCESS OF NET PROCEEDS FROM SALES
  OF ASSETS OVER MARKET VALUE AT
  BEGINNING OF YEAR:
    AGGREGATE PROCEEDS               4,817,569   10,529,395     6,696,752    11,641,223     2,956,544     418,367     533,375
    AGGREGATE COST                   5,263,246   10,529,395     6,048,872    11,109,390     3,211,305     395,375     515,679
                                   -----------  -----------   -----------  ------------   -----------  ----------  ----------
  NET EXCESS (DEFICIENCY)             (445,677)           0       647,880       531,833      (254,761)     22,992      17,696

NET CHANGE IN UNREALIZED
  APPRECIATION (DEPRECIATION) ON
  SECURITIES                          (433,896)           0    11,703,424    (9,110,994)      831,299     523,798     271,833
DISTRIBUTIONS TO PARTICIPANTS       (2,846,378)  (8,464,177)   (4,466,863)            0    (2,951,480)    (73,230)   (199,060)

NET INTRA-FUND PLAN TRANSFERS         (310,434)  (3,853,259)      893,448    (6,085,322)    6,085,322   1,400,445   1,115,625
                                   -----------  -----------   -----------  ------------   -----------  ----------  ----------
NET CHANGE IN PLAN EQUITY           (1,588,659)  (2,319,539)   13,726,885   (17,554,063)    6,596,068   2,380,082   1,727,812

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS - BEGINNING OF YEAR      26,829,190   72,629,966    52,568,146       567,939    45,576,592   1,174,629   1,537,263
                                   -----------  -----------   -----------  ------------   -----------  ----------  ----------

NET ASSETS (DEFICIENCY) AVAILABLE
  FOR PLAN BENEFITS - END OF YEAR  $25,240,531  $70,310,427   $66,295,031  $(16,986,124)  $52,172,660  $3,554,711  $3,265,075
                                   ===========  ===========   ===========  ============   ===========  ==========  ==========

               The accompanying notes are an integral part of these financial statements.


                                                              - 7 -

                                                      OHIO EDISON SYSTEM SAVINGS PLAN
                                                      -------------------------------
                                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                        --------------------------------------------------------------
                                                   For the Year Ended December 31, 1996
                                                                (Continued)
                                                  INTERNATIONAL
                                   SELF MANAGED      INDEX          LOAN       PAYSOP
                                       FUND          FUND           FUND        FUND        TOTAL
                                   ------------   -------------  ----------  ----------  ------------
EMPLOYEE CONTRIBUTIONS              $        0     $ 1,198,927   $        0  $        0  $ 13,620,582
EMPLOYER CONTRIBUTIONS                       0               0            0           0     3,949,910
INTEREST INCOME & DIVIDENDS             35,126               0      549,963     220,918    23,123,986
INTEREST EXPENSE                             0               0            0           0   (19,985,000)
FEES & ADJUSTMENTS                           0          (8,503)           0           0      (294,525)
EXCESS OF NET PROCEEDS FROM SALES
  OF ASSETS OVER MARKET VALUE AT
  BEGINNING OF YEAR:
      AGGREGATE PROCEEDS               782,264       1,399,413            0     344,734    40,119,636
      AGGREGATE COST                   762,764       1,370,154            0     369,226    39,575,406
                                    ----------     -----------   ----------  ----------  ------------
  NET EXCESS (DEFICIENCY)               19,500          29,259            0     (24,492)      544,230

NET CHANGE IN UNREALIZED
  APPRECIATION (DEPRECIATION)
  ON SECURITIES                         64,364         352,010            0    (101,500)    4,100,338

DISTRIBUTIONS TO PARTICIPANTS                0        (425,690)    (520,842)   (577,690)  (20,525,410)

NET INTRA-FUND PLAN TRANSFERS          689,454        (258,814)     323,535           0             0
                                    ----------     -----------   ----------  ----------  ------------
NET CHANGE IN PLAN EQUITY              808,444         887,189      352,656    (482,764)    4,534,111

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS - BEGINNING OF YEAR       1,136,043       6,353,097    6,018,906   3,810,013   218,201,784
                                    ----------     -----------   ----------  ----------  ------------

NET ASSETS (DEFICIENCY) AVAILABLE
  FOR PLAN BENEFITS - END OF YEAR   $1,944,487     $ 7,240,286   $6,371,562  $3,327,249  $222,735,895
                                    ==========     ===========   ==========  ==========  ============

           The accompanying notes are an integral part of these financial statements.

                                                              - 8 -

                OHIO EDISON SYSTEM SAVINGS PLAN
                -------------------------------

                 NOTES TO FINANCIAL STATEMENTS
                 -----------------------------
                  December 31, 1996 and 1995
                  --------------------------


1.  Description of the Plan
    -----------------------

     The Ohio Edison System Savings Plan (the "Plan") provides eligible employees of Ohio Edison Company (the "Company") and its wholly-owned subsidiary, Pennsylvania Power Company ("Penn Power"), a mechanism through which they can save and invest part of their income on a tax deferred basis at regular intervals. Additionally, the Company and Penn Power (the "Companies") may match employee contributions with shares of Company common stock (see Note 4) held in the Employee Stock Ownership Plan ("ESOP"). Employees may invest their contributions in other investment options (the "Funds"). All contributions made to employees' accounts are fully and immediately vested in the Plan. The purpose of the Plan is to encourage employees to adopt a regular savings program and to provide additional security for retirement. The following is a brief description of the Plan and is provided for general information purposes only. Employees should refer to the Plan documents for more complete information.

     The Plan is a qualified profit-sharing plan under Section 401(a) of the Internal Revenue Code of 1954, as amended (the "Code"), and provides for salary reduction contributions under
Section 401(k) of the Code. In general, plans established pursuant to Section 401(k) of the Code permit eligible employees to defer current federal and, subject to applicable laws, state and local income taxes on the portion of their current compensation represented by the amount of the salary reduction elected. The amounts, as elected by the employees, are contributed to the Plan by the Companies through payroll deductions.

     The Plan is subject to Title I of the Employee Retirement Income Security Act of 1974 (ERISA) but not Title IV because it is an "individual account plan". Title I establishes reporting and disclosure requirements, minimum standards for participation, vesting and benefit accrual, prohibitions governing the conduct of fiduciaries and provides that ERISA preempts other federal, state and local statutes relating to employee benefits. The protective benefits of Title IV which relate to insuring pension benefits by the Pension Benefit Guaranty Corporation are not applicable to individual account plans.

     Every employee of the Companies is eligible to become a participant in the Plan, herein referred to as "employee" or "Member", immediately at commencement of employment.


                               - 9 -

     Employees may participate in one or more of the Funds through deferral of compensation. The choice of investments (except the Companies' matching contributions, which are in the form of Company common stock) are the responsibility of the individual employee. Transfers between funds are the responsibility of the employee and may be made on a daily basis.

Securities in the ESOP Account
------------------------------

     The ESOP purchased a total of 10,654,114 shares of Company common stock from November 1990 to December 1991 for the purpose of funding the Company's matching contribution to the Plan.

     The Plan borrowed $200 million, referred to herein as the "ESOP Loan", at a rate of 10% from the Company to fund the purchase of the stock. The ESOP Loan is collateralized by the unallocated Company common stock acquired with the proceeds of the ESOP Loan. The ESOP Loan is expected to be repaid by December 2005. Interest payments on the loan are made annually. Additionally, principal payments may be made sooner if additional shares of Company common stock are needed for distributions to Members. At December 31, 1996 and 1995 the outstanding ESOP Loan balance was $199,850,000.

     Requirements for maturing long-term debt are as follows:


                1997                  $     - 0 -
                1998                     5,700,000
                1999                    11,400,000
                2000                    14,500,000
                2001                    18,700,000
                2002 and thereafter    149,550,000
                                      ------------
                                      $199,850,000
                                      ============

ESOP Allocation
---------------

     Each Member's ESOP allocation is computed the Thursday following the end of each pay period based on the Company's matching contribution (see Note 4) and on the quoted market price of the Company common stock when allocated to the participant's account.

     As principal and interest payments are made on the ESOP Loan, shares of the Company common stock are released from the ESOP
Unallocated Fund and transferred to the ESOP Allocated Fund where they are made available for distribution to Members.

     During 1996 and 1995, respectively, 301,460 and 292,256 shares of Company common stock were allocated to Members. An additional allocation of 128,331 and 105,427 shares in 1996 and 1995, respectively, of Company common stock were made relative to

                               - 10 -

reinvestments of dividends on the Company common stock. These shares were subsequently released from the ESOP Unallocated Fund in February, 1997 and 1996 when the Plan made interest payments of $19,985,000 in each year, which released 472,740 shares in each year to the ESOP Allocated Fund for distribution to Members.

     As of December 31, 1996 and 1995, the status of the Company common stock was as follows: 8,458,929 and 8,931,669, shares respectively, of Company common stock in the ESOP Unallocated Fund at market values of $192,440,635 and $209,894,221, respectively, and 1,872,220 and 1,535,913 shares, respectively, of Company common stock held in the ESOP Allocated Fund at market values of $42,593,000 and $36,093,967. The market value of the Company common stock is measured by the quoted market price.

PAYSOP
------

     A component of the Plan consists of a qualified payroll-based tax credit employee stock ownership plan (PAYSOP) under Section
401(a) and Section 501(a) of the Code.

     Under the Economic Recovery Tax Act of 1981, effective January 1, 1983, tax credits were based upon eligible employee compensation. The regulation permitted the Companies to contribute to the Trust a maximum of one-half of one percent of the aggregate compensation of eligible employees and claim a tax credit on its consolidated Federal income tax return equal to this amount. The amounts allocated to eligible employees were based upon the proportion of their wages and salaries (to a maximum of $100,000) to the wages and salaries of eligible employees for the year.

     The Tax Reform Act of 1986 eliminated the PAYSOP tax credit with respect to compensation earned in 1987 or later years. As a result, the Companies have not contributed to the PAYSOP after the 1986 contribution other than the reimbursement of PAYSOP administrative expenses.

     Dividends are paid annually to Members in the PAYSOP. The market value of the common stock in the PAYSOP is measured by the quoted market price.

2.  Summary of Accounting Policies
    ------------------------------

     The excess (deficiency) of net proceeds over market value under the Plan is recognized upon the sale of investments generally in connection with the termination or withdrawal from the Plan by Members. Unrealized appreciation or depreciation, equal to the difference between the cost and the market value of investments at the applicable valuation date, is recognized in determining the value of Member accounts. The excess (deficiency) of net proceeds over market value calculation methodology is based on the revalued cost of assets instead of historical cost. The revalued cost is the market value of an asset at the beginning of the Plan year or at the time of purchase during the year.
                               - 11 -
     The financial statements have been prepared on the accrual basis of accounting and all investment management fees are deducted from investment returns.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and accompanying notes. Actual results may differ from these estimates.

3.  Plan Termination
    ----------------

     Although the Companies expect that the Plan will be permanent, the Companies reserve the right to discontinue or terminate the Plan at any time. If the Plan should be terminated, in whole or in part, Members will be entitled to withdraw the full value of their accounts, to the extent allowed by law.

4.  Contributions
    -------------

Employer Contributions
----------------------

     The Companies pay a matching contribution of 50% on the first 6% of compensation contributed by an employee. In addition, the Companies may designate a number of performance objectives and contribute an additional 5% for each objective achieved, up to a maximum of 25%. The Companies' contributions are always invested in Company common stock.

     The Companies' contributions have been pre-funded by the Company common stock held by the ESOP unallocated fund. These shares of Company common stock earn dividend income and are subject to unrealized appreciation and depreciation as the market value of the Company common stock fluctuates. The dividend income serves to pay the ESOP loan and related interest, which results in the release of shares to the ESOP allocated fund as the Companies' matching contribution. To the extent dividend income is not sufficient to pay the ESOP loan and interest, the Companies will contribute cash which is reflected as employer contributions in the statement of changes in net assets available for plan benefits.

Employee Contributions
----------------------

     Employees may invest between 1% and 15% of their salary in the Plan. Employee contributions may be made on a before-tax and/or after-tax basis. Under the before-tax option, deposits are deducted from currently taxable income but are taxable when they are withdrawn from the Plan. The Tax Reform Act of 1986 limits the maximum annual before-tax contribution to $9,500 for 1996 and 1995. Prior to age 59-1/2, an active employee may withdraw before-tax deposits only under certain hardship conditions (see Note 7).

                               - 12 -

     Employees may make rollover contributions to the Plan of funds held in other tax-qualified plans which the employee was a member of prior to becoming employed by the Companies. The rollover contributions must be the result of a qualified total distribution from another tax-qualified plan and must be contributed to the Plan within 60 days after distribution to the employee.

     Both employer and employee contributions under the Plan are held in a trust fund (Trust) with an independent trustee (State Street Bank & Trust Company). Employees may choose to invest their contributions in Funds A, B, C, D, F, G or H (see Note 6) which are offered by the Plan. Employees may also elect to borrow from their before-tax accounts for certain approved purposes (Fund E).

5.  Reconciliation to Form 5500
    ---------------------------

     At December 31, 1996, the Plan has received applications for withdrawals in the amount of $3,329 which were not paid at year end. Pursuant to recent professional guidance, no payable has been recorded in the statement of net assets available for plan benefits at year end. However, the Department of Labor requires Form 5500 to include these pending withdrawals as liabilities.

6.  Descriptions of Funds
    ---------------------

     The following is a brief description of the Funds currently available to Members at December 31, 1996:

     Fund A - S&P 500 Index Fund:  This Fund is a common/collective
     ---------------------------
trust investing in the S&P 500 stocks. The objective of this Fund is the growth of capital through both appreciation and investment income. The market value of the S&P 500 Index Fund is based on the market value per share determined by the Trustee.

      Fund B - Capital Preservation Fund:  This Fund consists
      ----------------------------------
primarily of guaranteed fixed income contracts issued by insurance companies and banks, and short-term money market instruments.
These contracts guarantee interest for a fixed period and the principal amount of all investments. The average yield of the contracts was 6.50% and 6.99% for the fiscal years 1996 and 1995, respectively. The crediting interest rate as of December 31, 1996 and 1995 was 6.57% and 6.93%, respectively. The market value of the Capital Preservation Fund is measured at the contract value as determined by the insurers and banks and no valuation reserves in relation to the contract value is deemed necessary. The fair value of the investment contracts at December 31, 1996 and 1995 were $71,112,179 and $75,843,000, respectively.

     Fund C - International Index Fund:  This Fund consists of
     ---------------------------------
foreign equities and is designed to produce returns similar to

                               - 13 -
those of the Morgan Stanley Capital International Europe,
Australia, Far East (MSCI EAFE) Index. The objective of the Fund is the growth of capital through appreciation. The market value of the International Index Fund is measured at the market value per share determined by the Trustee.

     Fund D - Company Common Stock Fund:  This Fund consists
     ----------------------------------
entirely of shares in Ohio Edison Company common stock. The Fund provides an opportunity for employees to increase their common ownership stake in the Company. The objective for this Fund is the growth of capital through both appreciation and current income.
The Fund also holds the pre-ESOP Company matching contribution in Company common stock. The common stock is purchased by the Trustee on the open market. The market value of the common stock is measured by the quoted market price.

     Fund E - Loan Fund:  The Savings Plan allows participants to
     ------------------
borrow from their before-tax account for certain approved purposes. When loans are made, they are recorded as interfund transfers. The repayments of principal and interest are credited to the participants' account balances within the respective funds. The employee repays the loan and all related interest through payroll deductions.

     Participants may borrow up to 50 percent of their total account balance or 100 percent of their before-tax account, whichever is less. The interest rate charged is based on the prime rate plus 1 percent. They may have up to two loans outstanding at one time. The minimum loan amount is $1,000 and must be repaid between 6 and 60 months. If the loan is for the purchase of a principal residence, the loan repayment period can be extended to 15 years. The maximum loan amount is $50,000.

     Fund F - Balanced Fund:  This Fund invests in a diversified
     ----------------------
 portfolio of stocks, bonds and cash equivalents. The objective of the fund is to earn, on an annualized basis, three percent over the return of Long-Term U. S. Government Bonds. The performance objective is to be achieved over a 5 year market cycle.

     Fund G - Small Cap Fund:  This Fund invests in securities of
     -----------------------
small companies, generally with capitalizations of $500 million or less, that pay most of their earnings in dividends. The Fund is well diversified and holds approximately 400 stocks. The objective of the Fund is to match or exceed the returns of the Russell 2000 Index with lower risk.

     Fund H - Self Managed Brokerage Account Option:  Members may
     ----------------------------------------------
invest in a self-managed brokerage account option available through State Street Brokerage Services, Inc. Options include mutual funds along with any security that is listed on the NYSE, ASE and NASDAQ.


                               - 14 -
7.  Tax Considerations
    ------------------

     The Plan received a determination letter from the Internal
Revenue Service ("IRS") dated April 3, 1996 regarding amendments through November 15, 1994 that the Plan is qualified under the appropriate sections of the Code.

     The Plan is exempt from Federal, state and local income taxes. The Federal, state and local income tax treatments of distributions from the Plan depend upon when they are made and their form. The withdrawal of the principal amount of a Member's after-tax contribution is not, however, subject to tax. For tax years beginning after December 31, 1986, the Tax Reform Act of 1986 requires that an additional tax of 10% be applied to employee withdrawals from the Plan prior to death, disability, attainment of age 59-1/2, or under certain other limited circumstances.

     In the case of withdrawals by a Member employed by the Companies prior to the attainment of age 59-1/2, the excess of the value of the withdrawal over the total amount of the Member's after-tax contributions, is taxable at ordinary income tax rates. The value of the Company common stock withdrawn is considered to be its fair market value on the date it is withdrawn.

     In the case of a distribution that qualifies as a lump-sum distribution upon a Member's termination of employment with either of the Companies or after attaining the age of 59-1/2, only the excess of the value of the lump sum distribution over the amount of the Member's after-tax contributions to the Plan (less withdrawals) is taxable at ordinary income tax rates. In determining the value of the lump-sum distribution, the Company common stock distributed in-kind or in cash shall be valued at its original cost to the Trustee.

                                          Ohio Edison Company
                                            EIN 34-0437786
                                               PN #002

                                  OHIO EDISON SYSTEM SAVINGS PLAN

                    Item 27a - Schedule of Assets Held for Investment Purposes
                                       As of December 31, 1996

                                           Description                           Market
       Identity of Issue                     Maturity               Cost          Value
----------------------------------   -------------------------  ------------   ------------
State Street STIF Fund                Money Market Fund           17,177,016     17,177,016
                                                                                 ----------
    Total Cash & Cash Equivalents                                                17,177,016
                                                                                 ==========
ESOP Unallocated Fund                 OEC Common Stock           158,793,703    192,440,635

ESOP Allocated Fund                   OEC Common Stock            35,111,667     42,593,000

PAYSOP Fund                           OEC Common Stock             2,263,075      3,082,762

Company Stock Fund                    OEC Common Stock            21,033,617     23,915,654

International Index Fund              EAFE Index Stocks            6,284,783      7,256,711
                                      (Common/Collective Trust)

S&P 500 Index Fund                    S&P 500 Stocks              37,159,288     66,309,427
                                      (Common/Collective Trust)

Small Cap Fund                        Small Cap Domestic Stocks    2,923,592      3,558,695
                                      (Common/Collective Trust)

Balanced Fund                         Equities, Fixed Income       2,872,668      3,256,716
                                      (Common/Collective Trust)

Self Managed Fund                     Equities                     1,944,487      1,944,487

Capital Preservation Fund
  FHMA, 6.0%                          CMO, 02-15-19                4,965,600      4,965,600
  FNMA, 6.0%                          CMO, 09-25-14                4,987,500      4,987,500
  State Street Bank Stable Income
      Fund                            GIC, 12-31-99               60,061,245     60,061,245
                                                                                 ----------

    Total Capital Preservation Fund                                             $70,014,345
                                                                                ===========

                                       Ohio Edison Company
                                         EIN 34-0437786
                                             PN #002

                                OHIO EDISON SYSTEM SAVINGS PLAN

                        Item 27d - Schedule of Reportable Transactions
                             For the Year Ended December 31, 1996

   Descriptions              Number of       Total        Number of                      Total
        of                   Purchase       Value of        Sales        Selling        Cost of
      Assets               Transactions     Purchase    Transactions      Price       Assets Sold    Gain/(Loss)
------------------------   ------------   ------------  ------------  ------------   ------------    -----------
State Street STIF Fund         115         $25,937,238       318       $22,586,763    $22,586,763      $      0

State Street Yield
  Enhanced Fund                101          11,652,094       190        14,559,600     14,559,600             0

S&P 500 Index Fund             111           8,152,026       141         6,696,752      6,048,872       647,880

Ohio Edison Company            234          13,387,558       301        19,760,070     19,953,167      (193,097)




Exhibit A



The Savings Plan Committee of
  Ohio Edison System Savings Plan


We consent to the incorporation by reference in the Company's previously filed Registration Statements (File Nos. 33-49135, 33-49259, 33-49413, 33-51139, 333-01489, 333-05277 and 333-21011) of
our report dated June 20, 1997, on the audits of the Ohio Edison System Savings Plan as of December 31, 1996 and 1995 and for the year ended December 31, 1996 which report is included in this Annual Report on Form 11-K of Ohio Edison.



                          COOPERS & LYBRAND, L.L.P.

Cleveland, Ohio
June 27, 1997

                            SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the Ohio Edison System Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    OHIO EDISON SYSTEM
                                    SAVINGS PLAN


June 27, 1997
---------------------
Date
                                    By: /s/ James A. Bowers
                                        ---------------------------
                                            James A. Bowers
                                            Chairman
                                            Savings Plan Committee

                                            June 30, 1997







Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


   Re:  Ohio Edison Company/Ohio Edison System Savings Plan


Gentlemen:

     We transmit herewith for electronic filing with the Securities and Exchange Commission, pursuant to the Securities Act of 1934, as amended, an annual report on Form 11-K of the Ohio Edison System
Savings Plan.

     Please address any comments regarding the above to the undersigned at 76 S. Main Street, Akron, OH 44308 (330) 384-5504.

                            Very truly yours,

                            OHIO EDISON COMPANY

                            By: /s/ N. C. Ashcom
                                --------------------
                                    N. C. Ashcom
                                    Secretary